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Form N-8F

Amendment to Register Statement

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company (“fund”) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (“Act”), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.	To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

(a)	The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (“Merger”);

(b)	The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (“Liquidation”);

(c)	The fund qualifies for an exclusion from the definition of “investment company” under section 3(c)(1) or section 3(c)(7) of the Act (“Abandonment of Registration”); or

(d)	The fund has become a business development company (“Business Development Company”).

2.	If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101 (a)(l)(iv) of Regulation S-T [17 CFR 232.101 (a)(l)(iv)] and the EDGAR Filer Manual.

3.	This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.	Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.	No fee is required to submit this form or any amendments.

6.	Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-l under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

SEC1691 (9-10)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Engex, INC.

3.	Securities and Exchange Commission File No.:

811-01639

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

40 Wall Street 60th Floor New York, NY 10005

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael Siciliano 40 Wall Street 60th Floor New York, NY 10005 212-495-4524

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund. records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:

Michael Siciliano 40 Wall Street 60th Floor New York, NY 10005 212-495-4524

Note:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end	☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

American Investors Advisors 40 Wall Street 60th Floor New York, NY 10005

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

1

13.	If the fund is a unit investment trust (“UIT”) provide:

N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

March 1, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:

March 19, 2018

If No, explain:

II.	Distributions to Shareholders

See Attachment A

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

See Attachment B

(b)	Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

2

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☒	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

See Attachment C

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes	☒	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐	Yes	☒	No

Only assets are $33,452 in Moneymarts which will be used to pay accrued expenses

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

See Attachment D

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒	Yes	☐	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

$33,452 in Moneymarts

(b)	Why has the fund retained the remaining assets?

To pay expenses of the fund

(c)	Will the remaining assets be invested in securities?

☐	Yes	☒	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒	Yes	☐	No

If Yes,

(a)	Estimated expenses are as follows:

$10,497 Accounting $7,723 Transfer Agent and Custodian, $4,000 Filing Cost, $11,900 Admin Fee

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

When amounts are finalized the fund will use its Moneymarts to pay all outstanding debts

3

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

40,717

(ii)	Accounting expenses:

18,700

(iii)	Other expenses (list and identify separately):

Transfer Agent 28,384, Press Release 1,600, State of Delaware 250

(iv)	Total expenses (sum of lines (i)-(iii) above):

89,651

(b)	How were those expenses allocated?

All expenses were allocated to the fund

(c)	Who paid those expenses?

The Fund

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☒	Yes	☐	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

811-01639         8/31/2018

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-______

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

4

VERIFICATION

              The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Engex, Inc., (ii) he or she is the Treasurer of Engex, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)
/s/ Michael Siciliano

5

ATTACHMENT A

PLAN OF DISSOLUTION, DISTRIBUTION OF ASSETS, COMPLETE LIQUIDATION AND
WINDING UP OF THE AFFAIRS OF ENGEX, INC.

This plan (“Plan”) provides for the dissolution, distribution of assets, complete liquidation and winding up of the affairs of ENGEX, INC., a Delaware corporation (the “Corporation”). The Corporation currently is registered and conducts business as a closed-end investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and its common stock is traded in the over-the-counter market. This Plan is designed to enable the Corporation to effect the dissolution, distribution of assets, complete liquidation and winding up of affairs of the Corporation as provided for below, in conformity with all applicable provisions of and rules, regulations and interpretations under the Delaware General Corporation Law, the Investment Company Act, and the Internal Revenue Code of 1986, as amended (the “Code”), and any applicable provisions of the Certificate of Incorporation and By-Laws of Corporation. The transactions provided for in this Plan shall be carried out under the supervision of corporate officers designated by the Board of Directors, who shall act with and upon the advice of counsel for the Corporation and shall not be required to appoint a trustee, escrow agent or other fiduciary unless and until counsel shall advise them that such appointment is necessary under applicable law.

1. This Plan shall be submitted for authorization by the Board of Directors and for approval by stockholders holding shares representing a majority of the outstanding voting stock of the Corporation, and, upon such authorization and approval, shall be adopted and become effective.

2. Upon adoption of the Plan, the Corporation shall cease the active conduct of its business as a closed-end investment company. As soon thereafter as may be practicable and consistent with applicable law, the Corporation shall: (i) file a Certificate of Dissolution with the Secretary of State of the State of Delaware; (ii) file the Corporation’s final franchise tax return with the Delaware Division of Corporations and the Corporation’s final income tax return with the Internal Revenue Service; (iii) file Form N-8F with the Securities and Exchange Commission (“SEC”) applying for an order of the SEC de-registering the Corporation as an investment company under the Investment Company Act; and (iv) file Form 25 with the SEC for the purpose of withdrawing the Corporation’s common stock from registration under the Exchange Act.

3. In conjunction with the filings made pursuant to Paragraph 2, the following additional actions shall be taken to carry out the dissolution, distribution of assets, complete liquidation and winding up of the affairs of the Corporation:

(a) The Corporation shall issue a press release for the purpose of informing its stockholders and the over-the-counter market in which its common stock is traded about the material provisions of this Plan;

(b) The Corporation shall seek from the appropriate division of the Financial Industry Regulatory Authority, Inc. (“FINRA”) an order halting trading of its common stock as of a specified date, and, based on the date on which such trading is halted, the Corporation shall instruct its Transfer Agent to cease recording transfers of shares of such common stock effected after that date;

(c) Subject to the issuance by FINRA of an order halting trading of the Corporation’s common stock as contemplated by subparagraph (b) and effective upon the initial distribution of its assets to stockholders pursuant to subparagraph (f), all of the Corporation’s issued and outstanding common stock shall be cancelled, and the stockholders to whom such initial asset distribution was made shall be entitled to receive in the same proportions any and all additional distributions of cash made pursuant to subparagraph (g) of this Paragraph 3.

(d) The Board of Directors shall fix a record date (the “Record Date”) for determining stockholders entitled to receive distributions of assets of the Corporation pursuant to this Plan; provided, that the Record Date shall not be earlier than the date that trading of the Corporation’s common stock is halted as contemplated by sub-paragraph (b);

(e) The Corporation shall set aside and reserve from its assets such amounts of cash and/or investment securities having a value which the corporate officers supervising this Plan consider to be necessary and sufficient to pay all debts and liabilities of and claims against the Corporation, as well as all expenses of carrying out the provisions of this Plan (the “Reserve Fund”);

(f) As promptly as practicable after the date that trading of the Corporation’s common stock is halted as contemplated by sub-paragraph (b), the Corporation shall distribute, pro rata, to its stockholders of record on the Record Date all shares of stock of the two publicly traded companies owned by the Corporation (excluding any such shares set aside in the Reserve Fund);

(g) The corporate officers supervising this Plan shall thereafter use their best efforts to reduce to cash at their fair values the non-liquid assets owned by the Corporation, and, after having paid or provided for payment of all debts, liabilities, claims and expenses from the Reserve Fund as contemplated by sub-paragraph (d), shall make one or more additional distributions of the Corporation’s remaining cash, pro rata, to stockholders of record on the Record Date.

(h) The corporate officers supervising this Plan shall take such other actions as they shall determine to be necessary or appropriate to carry out the dissolution, distribution of assets, complete liquidation and winding up of the affairs of the Corporation in a lawful, effective and expeditious manner. As used herein, the term “complete liquidation” shall have the meaning set forth in Section 331 of the Code.

4. Subject to any applicable provisions of the Investment Company Act, the Corporation shall continue to indemnify its directors, officers and employees in accordance with its certificate of incorporation, by-laws, and contractual arrangements relating to acts and omissions in connection with the Corporation’s activities, including the implementation of this Plan.

ATTACHMENT B

1.	On April 2, 2018 the Fund distributed $8,865,000 of its assets to shareholders.

2.	On April 25, 2019 the Fund received a payment of $1,266.082 as repayment of a note that was previously in default. On April 26, 2019 the Fund distributed $1,370,000 in cash to its shareholders, consisting of $1,266,082 received on April 25 and $103,918 it held in moneymarts at the custodian.

3.	On July 17, 2019 the Fund received a payment of $163,562 as a negotiated early prepayment of an illiquid note held by the Fund. On August 29, 2019 the Fund distributed $172,000 in cash to its shareholders consisting of $163,562 received on July 17 and $8,438 it held in additional moneymarts at the custodian.

For a total distribution of $10,407,000

ATTACHMENT C

16 E)

Yes
J. Morton Davis, Chairman of the Board and President of Engex, Inc.	40%
Rosalind Davidowitz, Spouse of Mr. Davis	16%
Izor, LLC, owned by Rosalind Davidowitz	10%
D.H. Blair Investment Banking Corp., owned by Mr. Davis	04%
70%

ATTACHMENT D

Date: April 2, 2018

ENGEX INC

44 WALL STREET

NEW YORK, NY 10005

Attn: Michael Siciliano

Re: Exchange Agent confirmation of Zero outstanding shares

Mr. Siciliano,

Please be advised that as of the date of this letter, American Stock Transfer & Trust Co. LLC (The Exchange Agent) certifies that Engex, Inc has no outstanding shares following the completion of the Plan of Dissolution.

Sincerely,

/s/ Michael Ashenfarb
Michael Ashenfarb
Corp. Actions Relationship Manager

6201 15th Avenue Brooklyn, NY 11219 T 718.921.8200 info@astfinancial.com ASTFINANCIAL.COM